EXHIBIT 99.1

Noble Corporation 13135 Dairy Ashford, Suite 800 Sugar Land, Texas 77478
PRESS RELEASE

NOBLE CORPORATION REPORTS FOURTH QUARTER
AND FULL YEAR 2021 RESULTS

▪Announced agreement to combine with Maersk Drilling to create world’s leading offshore driller
▪Received conditional award of 7.4 years of additional term under CEA agreement with ExxonMobil in Guyana
▪No change to previously disclosed Adjusted Revenue and Adjusted EBITDA guidance for 2022; capex guidance, net of client reimbursables, only adjusted for rollover of capital from 2021
SUGAR LAND, TEXAS, February 16, 2022 - Noble Corporation (NYSE: NE, “Noble”, or the “Company”) today reported fourth quarter and full year 2021 results.

	Successor		Predecessor
(stated in millions, except per share amounts)	Three Months Ended Dec 31, 2021	Three Months Ended Sep 30, 2021	Three Months Ended Dec 31, 2020
Total Revenue	$208	$250	$203
Contract Drilling Services Revenue	192	231	195
Net Income (Loss)	123	(24)	(2,823)
Adjusted EBITDA*	12	47	57
Adjusted Net Income (Loss)*	(26)	10	(25)
Basic Earnings (Loss) Per Share	1.85	(0.36)	(11.24)
Diluted Earnings (Loss) Per Share	1.70	(0.36)	(11.24)
Adjusted Diluted Earnings (Loss) Per Share*	(0.35)	0.15	(0.10)
* A Non-GAAP supporting schedule is included with the statements and schedules attached to this press release and can be found at www.noblecorp.com.

Robert W. Eifler, President and Chief Executive Officer of Noble Corporation, stated “2021 proved to be a truly transformative year in Noble’s 100-year history. After completing our restructuring in February, we quickly closed the Pacific Drilling acquisition and relisted on the New York Stock Exchange. During the fourth quarter, we also completed the highly accretive sale of four jackups in Saudi Arabia and announced the creation of the world’s leading driller through the proposed combination with Maersk Drilling. While our fourth quarter results were negatively impacted by unplanned downtime on the Noble Globetrotter II and Noble Hans Deul, both rigs were fully operational again by the end of 2021, and we expect to generate an attractive level of free cash flow this year. I am proud of the efforts of our entire organization in 2021 and look forward to an exciting 2022 as we focus on executing our strategy in an improving offshore rig market.”

Fourth Quarter Results
Contract drilling services revenue for the fourth quarter of 2021 totaled $192 million compared to $231 million in the third quarter of 2021. The decrease in revenue was largely due to the sale of four jackups in Saudi Arabia in early November, the conclusion of the Noble Gerry de Souza’s contract in Mauritania, the conclusion of the Noble Regina Allen’s contract in Trinidad and Tobago, repairs on the Noble Hans Deul, and the impact of Hurricane Ida on the Noble Globetrotter II. Both the Noble Gerry de Souza and the Noble Regina Allen are contracted to return to work in the first and second quarters of 2022, respectively. Marketed fleet utilization was 77 percent in the three months ended December 31, 2021 compared to 81 percent in the third quarter.
Contract drilling services costs for the fourth quarter were $183 million, down from $189 million in the third quarter of 2021. Adjusted EBITDA for the three months ended December 31, 2021 was $12 million compared to $47 million in the third quarter of 2021.
During the fourth quarter, Noble incurred $20 million of repair and recovery expenses in connection to damages sustained by the Noble Globetrotter II during Hurricane Ida, which brings our total expense for this event, before insurance recoveries, to $31 million for the full year 2021. The Company has an ongoing insurance claim under its property damage insurance coverage, which carries a $10 million deductible. Through the end of December, the Company had received insurance recoveries of approximately $8 million. Adjusted EBITDA excludes hurricane losses, net of recoveries, of $13 million and $23 million for the fourth quarter and full year 2021, respectively.

Our fourth quarter results, including Adjusted EBITDA, were negatively impacted by reduced revenue associated with the Noble Hans Deul and Noble Globetrotter II incidents. The reduced revenue for both rigs, as well as incremental repair-related expenses on the Noble Hans Deul, amounted to approximately $20 million.
Capital expenditures came in lower than previously expected for the fourth quarter with approximately $15 million of previously planned capital carrying over to the current year.
Upon emergence from restructuring, Noble adopted fresh-start accounting which resulted in Noble becoming a new reporting entity for accounting and financial reporting purposes. Accordingly, financial statements and notes after February 5, 2021 are not comparable to financial statements and notes prior to that date. As required by GAAP, results must be presented separately for the predecessor period up to February 5, 2021 (the “Predecessor” period) and the successor period from February 6, 2021 through all dates after (the “Successor” period).

Operating Highlights
Jackups - In the fourth quarter, the Noble Regina Allen was awarded a one-well contract by Repsol for work in Guyana which is expected to commence in May 2022. In Australia, Santos exercised three of their nine one-well options for directly continuous work with the Noble Tom Prosser. As previously announced, the Noble Lloyd Noble began its contract in Norway with Equinor, who has now exercised three of their twelve one-well options. Prior to the start of that contract, the rig was modified to further reduce its carbon footprint through the addition of a selective catalytic reduction system and switchboard upgrades required for peak shaving, which allows for fewer engines to run at higher efficiency, and connection to shore power. Also during the quarter, the Noble Hans Deul underwent leg repair work in the UK and safely returned to the Southwark field for IOG. The sale of Noble’s four jackups in Saudi Arabia was completed on November 3, 2021 and the Company is providing transitional services to the buyer for a short duration.
Floaters - The Noble Faye Kozack was awarded a three-well contract by QuarterNorth Energy for drilling in the U.S Gulf of Mexico. The contract is expected to commence in April 2022 at a dayrate of $240k per day for the first 50 days and $290k per day for the remainder of the contract. The contract also includes three one-well options priced at $290k per day or $310k per day subject to oil price thresholds. Also in the U.S Gulf of Mexico, Murphy E&P exercised the first two of five one-well options for the Noble Stanley Lafosse. Those two exercised options are priced at $300k per day and will commence in direct continuation of the current contract. The Noble Gerry de Souza is currently completing an out-of-service period in Las Palmas following its multi-year contract with Petronas in West Africa. The rig is being upgraded with an MPD system and a second BOP and is preparing to mobilize to Suriname for its next contract with APA Corp. Noble is also pleased to announce a conditional award under the Commercial Enabling Agreement (“CEA”) with ExxonMobil, which includes approximately 7.4 years of additional contract term and reallocates all existing term evenly across the four rigs in Guyana. The additional contract term is subject to government approvals and final project sanction for the Yellowtail development project. Once finalized, the conditional award will extend the contracted term into the fourth quarter of 2025.

Backlog and Liquidity Update
At December 31, 2021, the Company’s estimated revenue backlog totaled approximately $1.2 billion. This balance excludes the recent conditional award of 7.4 rig years under the CEA in Guyana which is subject to government approvals.
Additionally, the Company had total liquidity of $860 million and net debt of $22 million as of December 31, 2021.

Outlook
The Company’s previously disclosed full year 2022 guidance for Adjusted Revenue and Adjusted EBITDA remains unchanged at $1.05 to $1.125 billion and $300 to $335 million, respectively. Full year 2022 capital expenditure guidance, net of client reimbursables, increased by $15 million to $130 to $145 million, which is attributable to the approximately $15 million of carryover capital from 2021 into 2022. Further details may be found in the guidance table included in the back of this press release.
The Company expects meaningful sequential growth in our quarterly financials over the coming two quarters. We expect the first quarter of 2022 will benefit from a full period contribution from the Noble Lloyd Noble as well as resumed operations on the Noble Globetrotter II and Noble Hans Deul. Subsequently, we expect the second quarter will also benefit from a full period contribution of the improving ultra-deepwater dayrates for our four drillships in Guyana as well as a full period contribution from the Noble Gerry de Souza in Suriname.
Commenting on the state of the offshore drilling industry and Noble’s outlook for 2022, Mr. Eifler added “Following significant improvement in the UDW market in 2021, the industry outlook remains positive with a continued upward trajectory in activity levels and dayrates. Forward indicators for both ultra-deepwater and ultra-harsh jackup markets continue to strengthen as we see customers respond to improving commodity prices. We remain focused on safely serving the needs of our customers and maximizing value for our shareholders. 2022 will be another defining year for Noble as we prepare for the closing of our combination with Maersk Drilling and the integration of our two historic companies.”

Fleet Status Report
In conjunction with fourth quarter and full year 2021 results, the Company has also provided an updated “Fleet Status Report” which reflects the current status and contract information for each of its rigs. The updated report can be found under the “Our Fleet” section of Company’s website.

Conference Call
Noble will host a conference call related to its 2021 results on Thursday, February 17, 2022, at 8:00 a.m. U.S. Central Time. Interested parties can register and access the conference call at https://conferencingportals.com/event/MwbpEHdZ. Alternatively, a live webcast link will be available on the Investor Relations section of the Company’s website. A webcast replay will be accessible for a limited time following the scheduled call.

For additional information, visit www.noblecorp.com or email investors@noblecorp.com

Craig Muirhead	Aaron Campbell
Vice President - Investor Relations & Treasurer	Director - Investor Relations
+1 713-239-6564	+1 713-417-9112

About Noble Corporation
Noble is a leading offshore drilling contractor for the oil and gas industry. The Company owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. Currently, Noble performs, through its subsidiaries, contract drilling services with a fleet of 20 offshore drilling units, consisting of 12 floating rigs and 8 jackups, focused largely on ultra-deepwater and high-specification jackup drilling opportunities in both established and emerging regions worldwide. Noble is an exempted company incorporated in the Cayman Islands with limited liability with registered office at P.O. BOX 309, Ugland House, S. Church Street, Grand Cayman, KY1-1104.

Additional Information and Where to Find It
In connection with the proposed transactions (the “Business Combination”) contemplated by the Business Combination Agreement, dated as of November 10, 2021, by and among Noble, Noble Finco Limited (“Topco”), Noble Newco Sub Limited and The Drilling Company of 1972 A/S (“Maersk Drilling”), Topco has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a preliminary proxy statement of Noble that also constitutes a preliminary prospectus for Topco. When available, Noble will mail the definitive proxy statement/prospectus to its shareholders in connection with the vote to approve the merger of Noble with a wholly-owned subsidiary of Topco. Should Maersk Drilling and Noble proceed with the proposed Business Combination, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS RELATING TO THE PROPOSED BUSINESS COMBINATION IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.
Investors and shareholders can obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Maersk Drilling, Noble and Topco through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders can obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Participants in the Solicitation
Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Maersk Drilling and Noble, respectively in connection with the proposed Business Combination. Shareholders may obtain information regarding the names, affiliations and interests of Noble’s directors and officers in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 12, 2021, as amended on April 16, 2021. To the extent the holdings of Noble’s securities by Noble’s directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Maersk Drilling’s directors and officers is contained in Maersk Drilling’s Annual Report for the fiscal year ended December 31, 2020 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed Business Combination are included in the preliminary proxy statement/prospectus and will be included in the definitive proxy statement/prospectus relating to the proposed Business Combination when it is filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Forward-looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding future guidance, including revenue, EBITDA and capital expenditures, free cash flow, return of capital to shareholders, rig demand, the offshore drilling market, oil prices, contract backlog, fleet status, our future financial position, business strategy, liquidity, sources of funds, future capital expenditures, contract commitments, dayrates, contract commencements, extension or renewals, contract tenders, plans and objectives of management for future operations, industry conditions, access to financing, impact of competition, worldwide economic conditions and timing, benefits or results of acquisitions or dispositions are forward-looking statements. When used in this report, or in the documents incorporated by reference, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “should,” “shall” and “will” and similar expressions are intended to be among the statements that identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to be correct. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law. We have identified factors, including, but not limited to, uncertainties relating to the effects of public health threats, such as the recent and ongoing outbreak of COVID-19, and the adverse impact thereof on our business, financial condition and results of operations (including but not limited to our operating costs, supply chain, availability of labor, logistical capabilities, customer demand for our services and industry demand generally, our liquidity, the price of our securities, our ability to access capital markets, and the global economy and financial markets generally), the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, supply and demand of drilling rigs, factors affecting our drilling contracts, including duration, downtime, dayrates, operating hazards and delays, risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of rigs, hurricanes and other weather conditions, and the future price of oil and gas, that could cause actual plans or results to differ materially from those included in any forward-looking statements. These factors include those “Risk Factors” referenced or described in the Company’s most recent Form 10-K, Form 10-Q’s, and other filings with the Commission. We cannot control such risk factors and other uncertainties, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. You should consider these risks and uncertainties when you are evaluating us.

NOBLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Successor	Predecessor
	Three Months Ended December 31, 2021	Three Months Ended December 31, 2020
Operating revenues
Contract drilling services	$192,451	$194,681
Reimbursables and other	15,727	8,526
	208,178	203,207
Operating costs and expenses
Contract drilling services	182,589	125,008
Reimbursables	14,255	6,801
Depreciation and amortization	24,704	90,477
General and administrative	14,537	14,692
Merger and integration costs	11,006	—
Gain on sale of operating assets, net	(189,080)	—
Hurricane losses and (recoveries), net	12,909	—
Loss on impairment	—	2,795,891
	70,920	3,032,869
Operating income (loss)	137,258	(2,829,662)
Other income (expense)
Interest expense, net of amounts capitalized	(8,107)	(67)
Gain on bargain purchase	(2,174)	—
Interest income and other, net	3,455	466
Reorganization items, net	—	(14,916)
Income (loss) before income taxes	130,432	(2,844,179)
Income tax (provision) benefit	(6,996)	21,459
Net income (loss)	$123,436	$(2,822,720)
Per share data
Basic:
Net income (loss)	$1.85	$(11.24)
Diluted:
Net income (loss)	$1.70	$(11.24)

NOBLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS- CONTINUED
(In thousands, except per share amounts)
(Unaudited)

	Successor	Predecessor
	Period from	Period from
	February 6, 2021	January 1, 2021
	through	through	Twelve Months Ended
	December 31, 2021	February 5, 2021	December 31, 2020
Operating revenues
Contract drilling services	$708,131	$74,051	$909,236
Reimbursables and other	62,194	3,430	55,036
	770,325	77,481	964,272
Operating costs and expenses
Contract drilling services	639,442	46,965	567,487
Reimbursables	55,832	2,737	48,188
Depreciation and amortization	89,535	20,622	374,129
General and administrative	62,476	5,727	121,196
Merger and integration costs	24,792	—	—
Gain on sale of operating assets, net	(185,934)	—	—
Hurricane losses and (recoveries), net	23,350	—	—
Pre-petition charges	—	—	14,409
Loss on impairment	—	—	3,915,408
	709,493	76,051	5,040,817
Operating income (loss)	60,832	1,430	(4,076,545)
Other income (expense)
Interest expense, net of amounts capitalized	(31,735)	(229)	(164,653)
Gain on bargain purchase	62,305	—	—
Gain on extinguishment of debt, net	—	—	17,254
Interest income and other, net	10,945	399	9,012
Reorganization items, net	—	252,051	(23,930)
Income (loss) before income taxes	102,347	253,651	(4,238,862)
Income tax benefit (provision)	(365)	(3,423)	260,403
Net income (loss)	$101,982	$250,228	$(3,978,459)
Per share data
Basic:
Net income (loss)	$1.61	$1.00	$(15.86)
Diluted:
Net income (loss)	$1.51	$0.98	$(15.86)

NOBLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	Successor	Predecessor
	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$194,138	$343,332
Accounts receivable, net	200,419	147,863
Prepaid expenses and other current assets	61,089	111,089
Total current assets	455,646	602,284
Intangible assets	61,849	—
Property and equipment, at cost	1,555,975	4,777,697
Accumulated depreciation	(77,275)	(1,200,628)
Property and equipment, net	1,478,700	3,577,069
Other assets	77,247	84,584
Total assets	$2,073,442	$4,263,937
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$120,389	$95,159
Accrued payroll and related costs	48,346	36,553
Other current liabilities	79,659	86,639
Total current liabilities	248,394	218,351
Long-term debt	216,000	—
Other liabilities	108,421	117,331
Liabilities subject to compromise	—	4,239,643
Total liabilities	572,815	4,575,325
Commitments and contingencies
Total shareholders’ equity	1,500,627	(311,388)
Total liabilities and equity	$2,073,442	$4,263,937

NOBLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Successor	Predecessor
	Period from	Period from
	February 6, 2021	January 1, 2021	Twelve Months
	through	through	Ended
	December 31, 2021	February 5, 2021	December 31, 2020
Cash flows from operating activities
Net income (loss)	$101,982	$250,228	$(3,978,459)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	89,535	20,622	374,129
Loss on impairment	—	—	3,915,408
Amortization of intangible asset	51,540	—	—
Gain on extinguishment of debt, net	—	—	(17,254)
Gain on sale of operating assets, net	(185,934)	—	—
Gain on bargain purchase	(62,305)	—	—
Reorganization items, net	—	(280,790)	(17,366)
Deferred income taxes	(34,264)	2,501	(26,325)
Amortization of share-based compensation	16,510	710	9,169
Other costs, net	1,146	(10,754)	(61,550)
Changes in components of working capital
Change in taxes receivable	27,847	(1,789)	29,880
Net changes in other operating assets and liabilities	45,559	(26,176)	45,565
Net cash provided by (used in) operating activities	51,616	(45,448)	273,197
Cash flows from investing activities
Capital expenditures	(154,411)	(14,629)	(148,886)
Cash acquired in stock-based business combination	54,970	—	—
Proceeds from disposal of assets, net	307,324	194	27,366
Net cash provided by (used in) investing activities	207,883	(14,435)	(121,520)
Cash flows from financing activities
Issuance of second lien notes	—	200,000	—
Borrowings on credit facilities	40,000	177,500	210,000
Repayments of credit facilities	(217,500)	(545,000)	—
Repayments of debt	—	—	(101,132)
Debt issuance costs	—	(23,664)	—
Warrants exercised	730	—	—
Cash paid to settle equity compensation awards	—	—	(1,010)
Taxes withheld on employee stock transactions	—	(1)	(418)
Net cash provided by (used in) financing activities	(176,770)	(191,165)	107,440
Net increase (decrease) in cash, cash equivalents and restricted cash	82,729	(251,048)	259,117
Cash, cash equivalents and restricted cash, beginning of period	113,993	365,041	105,924
Cash, cash equivalents and restricted cash, end of period	$196,722	$113,993	$365,041

NOBLE CORPORATION AND SUBSIDIARIES
OPERATIONAL INFORMATION
(Unaudited)

	Average Rig Utilization

	Successor		Predecessor
	Three Months Ended	Three Months Ended	Three Months Ended
	December 31, 2021	September 30, 2021	December 31, 2020
Floaters	68%	73%	86%
Jackups	71%	75%	61%
Total	70%	74%	70%

	Operating Days

	Successor		Predecessor
	Three Months Ended	Three Months Ended	Three Months Ended
	December 31, 2021	September 30, 2021	December 31, 2020
Floaters	751	806	552
Jackups	622	828	676
Total	1,373	1,634	1,228

	Average Dayrates

	Successor		Predecessor
	Three Months Ended	Three Months Ended	Three Months Ended
	December 31, 2021	September 30, 2021	December 31, 2020
Floaters	$195,812	$214,304	$224,831
Jackups	96,087	87,972	104,450
Total	$150,620	$150,287	$158,585

NOBLE CORPORATION AND SUBSIDIARIES
CALCULATION OF BASIC AND DILUTED NET INCOME/(LOSS) PER SHARE
(In thousands, except per share amounts)
(Unaudited)

The following tables presents the computation of basic and diluted net income/(loss) per share:

	Successor		Predecessor
		Period from	Period from
	Three Months	February 6, 2021	January 1, 2021	Three Months	Twelve Months
	Ended	through	through	Ended	Ended
	December 31, 2021	December 31, 2021	February 5, 2021	December 31, 2020	December 31, 2020
Numerator:
Basic
Net income (loss)	$123,436	$101,982	$250,228	$(2,822,720)	$(3,978,459)
Diluted
Net income (loss)	$123,436	$101,982	$250,228	$(2,822,720)	$(3,978,459)
Denominator:
Weighted average shares outstanding - basic	66,635	63,186	251,115	251,079	250,792
Dilutive effect of share-based awards	3,180	3,180	5,456	—	—
Dilutive effect of warrants	2,852	1,262	—	—	—
Weighted average shares outstanding - diluted	72,667	67,628	256,571	251,079	250,792

Per share data
Basic:
Net income (loss)	$1.85	$1.61	$1.00	$(11.24)	$(15.86)
Diluted:
Net income (loss)	$1.70	$1.51	$0.98	$(11.24)	$(15.86)

NOBLE CORPORATION AND SUBSIDIARIES
NON-GAAP MEASURES AND RECONCILIATION

Certain non-GAAP performance measures and corresponding reconciliations to GAAP financial measures for the Company have been provided for meaningful comparisons between current results and prior operating periods. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. The Company defines “Adjusted EBITDA” as net loss from continuing operations before income taxes; interest income and other, net; gain (loss) on extinguishment of debt, net; interest expense, net of amounts capitalized; loss on impairment; pre-petition charges; reorganization items, net; certain corporate legal matters; and depreciation and amortization expense. We believe the Company’s Adjusted EBITDA measure provides greater transparency of our core operating performance.
In order to fully assess the financial operating results, management believes that the results of operations, adjusted to exclude the following items, which are included in the Company’s press release issued on February 16, 2022, are appropriate measures of the continuing and normal operations of the Company:
(i)In the first quarter of 2020, an impairment on four of our rigs, certain capital spare equipment and discrete tax items;
(ii)In the second quarter of 2020, a charge related to ongoing litigation, a loss on debt extinguishment, pre-petition charges and discrete tax items;
(iii)In the third quarter of 2020, a gain on debt extinguishment, discrete tax items, pre-petition charges and reorganization items;
(iv)In the fourth quarter of 2020, an impairment on 12 of our rigs, discrete tax items, and reorganization items;
(v)In the period of January 1, 2021 to February 5, 2021, discrete tax items, and reorganization items. In the period of February 6, 2021 to March 31, 2021, merger and integration costs, intangible contract amortization and discrete tax items;
(vi)In the second quarter of 2021, a gain on bargain purchase, merger and integration costs, intangible contract amortization and discrete tax items. The quarter also included professional services costs related to a success fee associated with the ultimate recovery of a tax refund and corporate projects including registrations of our post-emergence debt and equity, listing on the New York Stock Exchange and other corporate initiatives;
(vii)In the third quarter of 2021, merger and integration costs, transaction costs on sale of operating assets, hurricane losses, intangible contract amortization and discrete tax items. The quarter also included professional services costs related to corporate initiatives; and
(viii)In the fourth quarter of 2021, merger and integration costs; gain on sale of operating assets, net; hurricane losses and (recoveries), net; intangible contract amortization; an adjustment to the gain on bargain purchase and discrete tax items. The quarter also included professional services costs related to corporate initiatives.
These non-GAAP adjusted measures should be considered in addition to, and not as a substitute for, or superior to, contract drilling revenue, contract drilling cost, contract drilling margin, average daily revenue, operating income, cash flows from operations, or other measures of financial performance prepared in accordance with GAAP. Please see the following non-GAAP Financial Measures and Reconciliations for a complete description of the adjustments.

NOBLE CORPORATION AND SUBSIDIARIES
NON-GAAP MEASURES
(In thousands, except per share amounts)
(Unaudited)

Reconciliation of Adjusted EBITDA	Successor			Predecessor
	Three Months Ended	Three Months Ended	Period from February 6, through	Period from January 1, through	Three Months Ended	Twelve Months Ended
	December 31,	September 30,	December 31,	February 5,	December 31,	December 31,
	2021	2021	2021	2021	2020	2020
Income (loss) before income taxes	$130,432	$(21,390)	$102,347	$253,651	$(2,844,179)	$(4,238,862)
Interest expense, net of amounts capitalized	8,107	8,870	31,735	229	67	164,653
Interest income and other, net	(3,455)	(973)	(10,945)	(399)	(466)	(9,012)
Depreciation and amortization	24,704	25,248	89,535	20,622	90,477	374,129
Loss on impairment	—	—	—	—	2,795,891	3,915,408
Intangible contract amortization	14,413	14,412	51,540	—	—	—
Professional services - tax refund success fee	—	—	4,679	—	—	—
Professional services - corporate projects	711	1,787	5,847	—	—	—
Merger and integration costs	11,006	5,033	24,792	—	—	—
Gain on sale of operating assets, net	(189,080)	3,146	(185,934)	—	—	—
Hurricane losses and (recoveries), net	12,909	10,441	23,350	—	—	—
Gain on bargain purchase	2,174	—	(62,305)	—	—	—
Legal contingencies	—	—	—	—	—	54,000
Gain on extinguishment of debt	—	—	—	—	—	(17,254)
Pre-petition charges	—	—	—	—	—	14,409
Reorganization items, net	—	—	—	(252,051)	14,916	23,930
Adjusted EBITDA	$11,921	$46,574	$74,641	$22,052	$56,706	$281,401

Reconciliation of Income Tax Benefit (Provision)	Successor			Predecessor
	Three Months Ended	Three Months Ended	Period from February 6, through	Period from January 1, through	Three Months Ended	Twelve Months Ended
	December 31,	September 30,	December 31,	February 5,	December 31,	December 31,
	2021	2021	2021	2021	2020	2020
Income tax benefit (provision)	$(6,996)	$(2,275)	$(365)	$(3,423)	$21,459	$260,403

Adjustments
Loss on impairment	—	—	—	—	(4,047)	(99,677)
Reorganization items, net	—	—	—	2,500	—	(2,520)
Discrete tax items	(1,150)	(1,483)	(20,416)	(1,692)	(9,187)	(109,447)
Total Adjustments	(1,150)	(1,483)	(20,416)	808	(13,234)	(211,644)
Adjusted income tax benefit (provision)	$(8,146)	$(3,758)	$(20,781)	$(2,615)	$8,225	$48,759

NOBLE CORPORATION AND SUBSIDIARIES
NON-GAAP RECONCILIATION
(In thousands, except per share amounts)
(Unaudited)

Reconciliation of Net Income (Loss)	Successor			Predecessor
	Three Months Ended	Three Months Ended	Period from February 6, through	Period from January 1, through	Three Months Ended	Twelve Months Ended
	December 31,	September 30,	December 31,	February 5,	December 31,	December 31,
	2021	2021	2021	2021	2020	2020
Net income (loss)	$123,436	$(23,665)	$101,982	$250,228	$(2,822,720)	$(3,978,459)

Adjustments
Loss on impairment, net of tax	—	—	—	—	2,791,844	3,815,731
Intangible contract amortization	14,413	14,412	51,540	—	—	—
Professional services - tax refund success fee	—	—	4,679	—	—	—
Professional services - corporate projects	711	1,787	5,847	—	—	—
Merger and integration costs	11,006	5,033	24,792	—	—	—
Gain on sale of operating assets, net	(189,080)	3,146	(185,934)	—	—	—
Hurricane losses and (recoveries), net	12,909	10,441	23,350	—	—	—
Gain on bargain purchase	2,174	—	(62,305)	—	—	—
Gain on extinguishment of debt	—	—	—	—	—	(17,254)
Pre-petition charges	—	—	—	—	—	14,409
Reorganization items, net	—	—	—	(249,551)	14,916	21,410
Legal contingencies	—	—	—	—	—	54,000
Discrete tax items	(1,150)	(1,483)	(20,416)	(1,692)	(9,187)	(109,447)
Total Adjustments	(149,017)	33,336	(158,447)	(251,243)	2,797,573	3,778,849
Adjusted net income (loss)	$(25,581)	$9,671	$(56,465)	$(1,015)	$(25,147)	$(199,610)

Reconciliation of Diluted EPS	Successor			Predecessor
	Three Months Ended	Three Months Ended	Period from February 6, through	Period from January 1, through	Three Months Ended	Twelve Months Ended
	December 31,	September 30,	December 31,	February 5,	December 31,	December 31,
	2021	2021	2021	2021	2020	2020
Unadjusted diluted EPS	$1.70	$(0.36)	$1.51	$0.98	$(11.24)	$(15.86)
Adjustments
Loss on impairment	—	—	—	—	11.11	15.22
Intangible contract amortization	0.20	0.22	0.76	—	—	—
Professional services - tax refund success fee	—	—	0.07	—	—	—
Professional services - corporate projects	0.01	0.02	0.08	—	—	—
Merger and integration costs	0.15	0.08	0.37	—	—	—
Gain on sale of operating assets, net	(2.60)	0.05	(2.75)	—	—	—
Hurricane losses and (recoveries), net	0.18	0.16	0.35	—	—	—
Gain on bargain purchase	0.03	—	(0.92)	—	—	—
Gain on extinguishment of debt	—	—	—	—	—	(0.07)
Pre-petition charges	—	—	—	—	—	0.06
Reorganization items, net	—	—	—	(0.97)	0.06	0.08
Legal contingencies	—	—	—	—	—	0.22
Discrete tax items	(0.02)	(0.02)	(0.30)	(0.01)	(0.03)	(0.45)
Total Adjustments	(2.05)	0.51	(2.34)	(0.98)	11.14	15.06
Adjusted diluted EPS	$(0.35)	$0.15	$(0.83)	$—	$(0.10)	$(0.80)

NOBLE CORPORATION AND SUBSIDIARIES
2022 GUIDANCE
(Unaudited)

Guidance is as of February 16, 2022. Noble’s guidance is provided on a guidance basis, which is a non-GAAP financial measure. Management evaluates Noble’s financial performance in part based on guidance basis, which management believes enhances investors’ understanding of Noble’s overall financial performance by providing them with an additional meaningful and relevant comparison of current and anticipated future results across periods. The adjustments to arrive at guidance basis are described below. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the company is unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort.
The Company provided updated guidance for full year 2022:

($ in millions)	2022 Guidance
Adjusted Revenue (1, 2)	$1,050 - $1,125
Adjusted EBITDA (1,2,3)	$300 - $335
Capital Expenditures, net of client reimbursables (4)	$130 - $145

(1)Adjusted to exclude recognition of the non-cash intangible contract asset amortization of ~$44 million in 2022. Without this adjustment, the Revenue guidance range for 2022 would be $1,006 million - $1,081 million.
(2)Of the total calendar days available for our fleet in 2022, Noble assumes 87% of the days are operating days (excluding cold stacked rigs). Of the operating days, 77% are currently under firm contract, and 10% are assumed exercised options.
(3)The Company discloses Adjusted EBITDA (Operating income/loss excluding Depreciation and amortization and, when applicable, Other Items). Other Items during the guidance period include amortization of intangible contract assets, and merger and integration costs.
(4)Capital Expenditures are adjusted to exclude approximately $25 million of capital which is anticipated to be reimbursed by our customers. Before these adjustments, total capital expenditures for 2022 are expected to range between $155.0 million and $170.0 million. The 2022 guidance range reflects an increase of $15 million of capital expenditures which were planned for 2021 but carried over due to project timing effects.